UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
APRIL 2, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

NuVasive, Inc.

File No. 333-159098 - CF# 23647

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NuVasive, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-3ASR filed on May 8, 2009.

Based on representations by NuVasive, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 2.10   through May 8, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel